 If filing more than one

For period ending June 30, 2008         Exhibit 77D

File number 811-21328

Series A:  At the May 2008 Board meeting, the Board of Trustees approved changing the Funds investment policy to permit the Fund to invest in UBS Opportunistic Loan Relationship Fund to gain exposure to the global loan market.

Series A:  At the March 2008 Board meeting, the Board of Trustees approved permitting Series A to invest in credit default swaps and credit linked securities.